SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

DIRECT DIAL NUMBER  E-MAIL ADDRESS

212-455-3189  ETOLLEY@STBLAW.COM

September 26, 2005

VIA COURIER AND EDGAR

Re:	Celanese Corporation – Registration Statement on Form S-1, File No.: 333-127902

Lesli Sheppard
Chris Edwards
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Sheppard and Mr. Edwards:

On behalf of Celanese Corporation (the "Registrant"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated September 16, 2005 (the "comment letter") relating to the above-referenced Registration Statement on Form S-1 filed on August 26, 2005 (the "Registration Statement"). The Registrant has also revised the Registration Statement in response to the Staff's comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which reflects these revisions and generally updates financial and other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

General

1.	We note that Exhibit 99.1 to your 8-K filed May 13, 2005, is a transcript from a conference call regarding first quarter 2005 earnings. On page 7 of the transcript an analyst for UBS asks your CEO about acetic acid start-ups, including "an expansion in Iran." In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of

Securities and Exchange Commission
September 26, 2005

terrorism and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the extent of your past and current contacts, directly or indirectly, with Iran; the materiality to you of your contacts with Iran; and your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision. In this regard, we note that legislation requiring divestment or reporting of interests in companies that do business with countries designated as state sponsors of terrorism has recently been adopted by Arizona and Louisiana.

The Registrant respectfully advises the Staff that the above-referenced analyst inquiry about "an expansion in Iran" related to manufacturing activities of companies other than the Registrant. The Registrant has no plants or facilities in Iran and no direct contacts with Iran. Any Iranian contacts have been limited to sales by some of the Registrant's foreign subsidiaries of polymer products, used primarily in the automotive and household appliance manufacturing industries, and sweetener and preservative products used in food production. Since 2001, such sales totaled approximately $4 million, or less than 0.08% of the Registrant's $5 billion of 2004 consolidated net sales. The Registrant believes that, from both a quantitative and a qualitative standpoint, such sales do not have any material effect on the Registrant's reputation. Notwithstanding the foregoing, however, in response to the Staff's concerns, the Registrant has added disclosure on page 21 identifying the Registrant's contacts with Iran, disclosing that Iran is subject to sanctions and embargoes imposed by the U.S. government or the United Nations and that Iran is identified by the United States State Department as a terrorist sponsoring state, providing a brief description of the nature and extent of the Registrant's contacts with Iran and concluding that the Registrant's contacts with Iran may have a material and adverse effect on the Registrant's share price. In addition, as a result of the Registrant's inquiry into this area, the Registrant has broadened its disclosure on page 21 of the prospectus to discuss similar issues relating to other specified countries subject to OFAC's export regulations. In addition, the Registrant has voluntarily disclosed all transactions described on page 21 to the United States Treasury Department's Office of Foreign Assets Control ("OFAC") and is currently engaged in discussions with OFAC in connection these transactions.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the names of your underwriters and the number of shares to be offered by selling stockholders. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Registrant has included additional information that the Registrant is not entitled to omit under Rule 430A, including the number of shares to be offered by selling stockholders, in Amendment No. 1. In addition, the Registrant respectfully advises the Staff that the Registrant will include the remaining information that the Registrant is not entitled to omit under Rule 430A in, and will file the remaining exhibits with, the next pre-effective amendment to the Registration Statement.

Securities and Exchange Commission
September 26, 2005

Our internal controls over financial reporting may not be effective. . . , page 17

3.	The last paragraph of this risk factor does not appear to clearly identify the risks that the company faces. Please clarify the risk that your inability to implement the requirements of Section 404 in a timely manner or with adequate compliance means your controls would in the future be considered ineffective for purposes of Section 404.

In accordance with the Staff's request, the Registrant has revised the disclosure on pages 6 and 17 to clarify that the Registrant's inability to implement the requirements of Section 404 means that the Registrant's internal controls may in the future be considered ineffective for purposes of Section 404.

We have in the past identified significant deficiencies and material weaknesses in our internal controls. . ., page 17

4.	Please revise this subheading to more accurately describe the risks your company faces. For example, we note that your auditors identified the two material weaknesses in a letter dated March 30, 2005. In that regard, it would appear that you did not identify the material weaknesses and that these were fairly recent discoveries. We may have further comment based on your revised disclosure.

The Registrant has revised the disclosure on pages 6, 17 and 18 to clarify that the two material weaknesses identified in the March 30, 2005 letter were discovered by the Registrant as well as by its auditors and to further describe the risks that the company faces as a result of such material weaknesses.

5.	Please disclose that the material weaknesses led to your company's conclusion that disclosure controls and procedures were not effective as of March 31, 2005 or June 30, 2005 and the risks that the company faces for having ineffective disclosure controls and procedures and the risks of relying on the financial statements in these reports and future filings. If true, please state affirmatively in your revised disclosure that the two material weaknesses still exist. If so, please also disclose when you expect to remediate these material weaknesses.

In accordance with the Staff's request, the Registrant has revised the disclosure on page 18 to (1) state that the material weaknesses existed as of March 31, 2005, June 30, 2005 and will exist as of the date of the prospectus, (2) further clarify the risks associated with having ineffective disclosure controls and procedures and (3) state that the Registrant expects to remediate these material weaknesses by the end of the fiscal year ending December 31, 2005.

6.	Please revise to state when the material weaknesses first began and specify the changes made in your disclosure controls and procedures and internal controls over financial reporting as a result of your assessment. For example, we note that you have "endeavored to ensure that adequate time was made available for company personnel to adequately research, document, review and conclude on accounting and reporting matters and to increase accounting resources." What does "endeavored" mean and how have you made adequate time for company personnel? In addition, please disclose whether there have been any material expenditures associated with the improvement of your disclosure

Securities and Exchange Commission
September 26, 2005

controls and procedures and internal controls over financial reporting in this regard. Also, please disclose the impact, if any, on your financial statements related to your second material weakness. We note that with respect to adjustments made to address the first material weakness you state that "[w]e do not believe that these adjustments had any material impact on previously reported financial information." With respect to your second material weakness, you refer only to "adjustments that had to be recorded to prevent our financial statements from being materially misleading." Please explain with more detail in your revised disclosure.

In accordance with the Staff's request, the Registrant has revised the disclosure on page 18 to (1) disclose when the material weaknesses first began, (2) describe in more details the steps that the Registrant is taking to remediate these material weaknesses and (3) clarify that the Registrant does not believe that the adjustments made in connection with either of the material weaknesses had any material impact on the Registrant's previously reported financial information.

7.	Please also explain in more detail what you mean by "limited. . . technical accounting resources available to address, complex accounting matters and transactions."

The Registrant has revised the disclosure on page 18 in response to the Staff's comment to clarify that "limited. . . technical accounting resources available to address, complex accounting matters and transactions" was referring primarily to limited personnel resources and to describe the steps that the Registrant has taken to address this issue.

Principal and Selling Stockholders, page 178

8.	Please tell us whether any of the entities listed in the selling stockholders table are broker-dealers or affiliates of a broker-dealer. If a selling stockholder is a broker-dealer, the prospectus should state that the seller is an underwriter and you must amend the filing to a form for which you are eligible to do a primary offering. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

The Registrant respectfully advises the Staff, that the limited partner of BA Capital Investors Sidecar Fund, L.P. ("BACI"), one of the selling stockholders, is BA Equity Investors, Inc., a wholly owned subsidiary of Bank of America Corporation ("BAC"). BA Capital Management Sidecar, L.P. ("BACI Management") is the general partner of BACI. The limited partners of BACI Management are employees of Bank of America, National Association ("BANA"), which is a wholly owned subsidiary of BAC. BACM I Sidecar GP Limited ("BACM I") is the general partner of BACI Management, L.P. and Travis Hain, an employee of BANA, is the managing member of BACM I. If Mr. Hain's employment with BAC or its subsidiaries is terminated, Mr. Hain will cease to be such managing member. Several subsidiaries and affiliates of BAC, other than BACI, BACI Management, BACM I and Mr. Hain, are broker-dealers.

Securities and Exchange Commission
September 26, 2005

The other selling stockholders, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, and Blackstone Capital Partners (Cayman) Ltd. 3, are affiliates of The Blackstone Group L.P., a limited license broker-dealer.

The Registrant has added the above-referenced representations on page 179 in response to the Staff's comment.

CELANESE CORPORATION'S
FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Comment applicable to your overall filing

9.	Please amend your filing to address comments five, six and seven above, as applicable, related to your company's material weaknesses in internal controls.

The Registrant respectfully advises the Staff that due to the differences in format of the disclosure in the Registration Statement and Form 10-Q for the period ended June 30, 2005, the conforming changes to the Form 10-Q would be relatively minor and primarily of a clarifying nature. In addition, by the time the Registration Statement is declared effective, the quarterly period ending September 30, 2005 will be completed. Accordingly, the Registrant respectfully requests the Staff's permission not to amend its Form 10-Q for the period ended June 30, 2005, but rather to include the revised disclosure in its Form 10-Q for the quarterly period ending September 30, 2005. In addition, Form 10-Q for the quarterly period ending September 30, 2005 will include new disclosure related to the significant deficiency discovered in September 2005 relating to sales to countries subject to sanctions and embargoes imposed by the U.S. government described on page 18 of the prospectus. The Registrant hereby commits to include the new disclosure in its Form 10-Q for the quarterly period ending September 30, 2005.

* * * * * * *

Please call me (212-455-3189) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,
/s/ Edward P. Tolley III
Edward P. Tolley III